                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G



                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1 )*


                               APHTON CORPORATION
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    03759P101
                                 (CUSIP Number)


                               September 30, 2002
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [X]  Rule 13d-1(b)
         [ ]  Rule 13d-1(c)
         [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 6 pages

CUSIP No.  03759P101                 13G                   Page  2  of  6  Pages



     1. NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                            HEARTLAND ADVISORS, INC.

                            #39-1078128

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                               (a) [ ]
                                               (b) [ ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

                                WISCONSIN, U.S.A.

--------------------------------------------------------------------------------
                NUMBER OF               5. SOLE VOTING POWER
          SHARES BENEFICIALLY
                OWNED BY                    571,700
                  EACH
               REPORTING                6. SHARED VOTING POWER
                 PERSON
                  WITH                      None

                                        7. SOLE DISPOSITIVE POWER

                                            2,834,800

                                        8. SHARED DISPOSITIVE POWER
                                            None

---------------------------------------- ---------------------------------------

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,834,800

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        14.1%

12.  TYPE OF REPORTING PERSON

             IA

CUSIP No. 03759P101                  13G                   Page  3  of  6  Pages



1.  NAME OF REPORTING PERSONS
    I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS

                     WILLIAM J. NASGOVITZ       ###-##-####


2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) [ ]
                                                (b) [ ]

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.

--------------------------------------------------------------------------------
               NUMBER OF                 5.  SOLE VOTING POWER
         SHARES BENEFICIALLY
               OWNED BY                       2,049,100
                 EACH
              REPORTING                  6.  SHARED VOTING POWER
                PERSON
                 WITH
                                              None

                                         7.  SOLE DISPOSITIVE POWER

                                              None

                                         8.  SHARED DISPOSITIVE POWER

                                              None

---------------------------------------- ---------------------------------------

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,049,100

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  ______


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.2%

12.  TYPE OF REPORTING PERSON

             IN

CUSIP NUMBER    03759P101                         Page 4 Of 6 Pages

Item 1.
       (a) Name of Issuer:    Aphton Corporation


       (b) Address of Issuer's Principal Executive Offices:
           444 Brickell Avenue, Suite 51-507
           Miami, FL 33131-2492

Item 2.
       (a) Name of Person Filing:
       (1) Heartland Advisors, Inc. (2) William J. Nasgovitz

       (b) Address of Principal Business Office:
              (1) 789 North Water Street              (2) 789 North Water Street
                  Milwaukee, WI  53202                     Milwaukee, WI  53202

       (c) Citizenship: Heartland Advisors is a Wisconsin corporation. William J. Nasgovitz - U.S.A

       (d) Title of Class of Securities: Common Stock

       (e) CUSIP Number:  03759P101

Item 3. The persons filing this Schedule 13G are Heartland Advisors, Inc., an investment adviser registered with the SEC, and William J. Nasgovitz, President and principal shareholder of Heartland Advisors, Inc. Mr. Nasgovitz joins in this filing pursuant to SEC staff positions authorizing certain individuals in similar situations to join in a filing with a controlled entity eligible to file on Schedule 13G. The reporting persons do not admit that they constitute a group.

Item 4. Ownership.

       (a) Amount beneficially owned:

           2,834,800 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by (1) Heartland Advisors, Inc. by virtue of its investment discretion and in some cases voting power over client securities, which may be revoked; and
           (2) William J. Nasgovitz, as a result of his position with and stock ownership of Heartland which could be deemed to confer upon him voting and/or investment power over the shares Heartland beneficially owns. Of these 2,834,800 shares, 2,049,100 shares also may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934 by Mr. Nasgovitz as a result of his position as an officer and director of Heartland Group, Inc. which could be deemed to confer upon him voting power over the shares Heartland Group beneficially owns.

       (b) Percent of Class:
           14.1%

       (c) For information on voting and dispositive power with respect to the above listed shares, see Items 5-8 of the Cover Page.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:[ ]

Item 6. Ownership of more than Five Percent on Behalf of Another Person.

        The shares of common stock to which this Schedule relates are held in investment advisory accounts of Heartland Advisors, Inc. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. The interests of one such account, Heartland Value Fund, a series of Heartland Group, Inc., a registered investment company, relates to more than 5% of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10. Certification.

        By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:  October 8, 2002

WILLIAM J. NASGOVITZ                        HEARTLAND ADVISORS, INC.

By: /s/  PAUL T. BESTE                      By: /s/ PAUL T. BESTE
----------------------                              -------------
     Paul T. Beste                                   Paul T. Beste
     As Attorney in Fact for                         Chief Operating Officer
     William J. Nasgovitz

EXHIBIT INDEX

      Exhibit 1    Joint Filing Agreement

EXHIBIT 1




                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of Aphton Corporation at September 30, 2002.



WILLIAM J. NASGOVITZ

By: /s/   PAUL T. BESTE
       ----------------
          Paul T. Beste
As Attorney in Fact for William J. Nasgovitz





HEARTLAND ADVISORS, INC.


By:  /s/ PAUL T. BESTE
         -------------
          Paul T. Beste
          Chief Operating Officer